2


Exhibit 99.1

                        RISK FACTORS

     Investing in our common stock will provide you with an equity ownership in NS Group. Performance of your shares will reflect the performance of our business, which is impacted by, among other things, industry conditions, general economic conditions and competition. The price of our stock may decline and could lower the value of your investment. You should carefully consider the following factors before deciding whether to invest in shares of our common stock.

FLUCTUATIONS IN OIL AND NATURAL GAS PRICES COULD ADVERSELY
AFFECT US BECAUSE WE SELL A SIGNIGICANT PORTION OF OUR
PRODUCTS TO THE ENERGY INDUSTRY.

     Our energy products segment consists of tubular steel products, primarily oil country tubular goods, or OCTG, and line pipe. These products are sold to companies in the energy industry and constitute the most significant source of our revenues. Our Energy Product Segment sales accounted for 84%, 72% and 80% of total sales in fiscal years 2000, 1999 and 1998, respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled in the United States and Canada as well as worldwide drilling activity. The level of drilling activity is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns, affect these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain, which may adversely affect sales of our products.

FLUCTUATIONS IN ECONOMIC CONDITIONS IN CERTAIN INDUSTRIES
COULD ADVERSELY AFFECT THE SALE OF OUR SPECIAL BAR QUALITY
PRODUCTS.

     The demand for our Special Bar Quality, or SBQ, products is cyclical and is sensitive to general economic conditions. The demand for and the pricing of our SBQ products is also affected by economic trends in industries to which we provide our products, such as:

     * commercial and residential construction
     * off-road vehicles
     * heavy machinery components
     * industrial investment in new plants and facilities.

Future economic downturns may adversely affect the sale of our SBQ products.


OUR OPERATIONS REQUIRE CONTINUAL CAPITAL INVESTMENT THAT WE
MAY NOT ALWAYS BE ABLE TO SUSTAIN.

     We operate in an industry that requires substantial capital investment. In order to remain competitive, we must continually upgrade our facilities. We believe our foreign and domestic competitors will continue to invest heavily in their facilities in order to achieve increased production efficiencies and improve product quality. We cannot be certain that we will have sufficient internally generated cash or available acceptable external financing to make necessary capital expenditures in the future.

WE MAY LOSE BUSINESS TO COMPETITORS WHO ARE LARGER THAN US.

     We compete with foreign and domestic producers, including both integrated and mini-mill producers. Many of these competitors have substantially greater assets and larger sales organizations than us. These companies may be better able to successfully endure protracted downturns in either the energy or industrial sectors. As a result, there may be periods of time where we are at a competitive disadvantage and lose business to one or more of these competitors.

WE MAY LOSE BUSINESS TO COMPETITORS WHO DO NOT PRODUCE THEIR
OWN STEEL.

     In the welded OCTG and line pipe markets, we compete against certain manufacturers who purchase hot rolled coils for further processing into welded OCTG and line pipe products. Since these tubular manufacturers purchase their principal raw material from other producers, they avoid the substantial investment required to build and operate a melt shop and hot strip mill. The cost of finished tubular products for these manufacturers is largely dependent on the market price of hot rolled coils. During periods of low demand for hot rolled coil, these tubular manufacturers may purchase hot rolled coils at a lower cost than our cost to manufacture hot rolled coils. As a result, there may be periods of time where we are at a competitive disadvantage and lose business to one or more of these competitors.

THE LEVEL OF IMPORTS OF OIL COUNTRY TUBULAR GOODS AND LINE
PIPE INTO OUR MARKETS AFFECTS DEMAND FOR OUR PRODUCTS.

     The level of imports of OCTG and line pipe, which has varied significantly over time, affects the results of our energy products segment. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which have an adverse impact on our business. We believe that domestic import levels are affected by, among other things:

     * U.S. and overall world demand for OCTG and line pipe;
     * the trade practices and government subsidies to producers; and
     * the presence or absence of antidumping duty orders.

While domestic producers have generally been successful in achieving a certain level of relief from certain foreign countries through the presence of antidumping duty orders, we cannot predict what actions, if any, the U.S. government may take concerning trade restrictions on imports of OCTG and line pipe products in the future. As such, we could be exposed to increased competition from imports that could have a material adverse effect on our business.

THE VOLATILITY OF STEEL SCRAP PRICES MAY ADVERSELY AFFECT
OUR BUSINESS.

     The market for steel scrap, the principal raw material used in our operations, is highly competitive and subject to price volatility. It is influenced by supply and demand factors, freight costs, speculation by scrap brokers and other market conditions largely beyond our control. We may attempt to increase the price of our finished products in response to future increases in scrap costs. However, increases in the prices of our products may not fully compensate for such scrap price increases and generally lag several months behind increases in steel scrap prices. As a result, we may be unable to fully recover future increases in steel scrap prices and our business may be adversely affected.

INDUSTRY-WIDE INVENTORY LEVELS AFFECT OUR SALES AND NET
INCOME.

     Industry-wide inventory levels of our products, and in particular, oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. Above normal industry inventory levels and upward fluctuations in months of supply of inventory, which defines the level of inventory in terms of current monthly demand, have had in past years, and may continue to have, an adverse impact on us.

SEASONAL FLUCTUATIONS WHICH AFFECT OUR CUSTOMERS MAY AFFECT
DEMAND FOR OUR PRODUCTS.

     We and our competitors may experience seasonal fluctuations in demand for our oil country tubular goods products due to weather conditions during the first half of the calendar year. During this period, drilling operations may be more difficult and therefore, domestic drilling activity and the corresponding demand for our oil country tubular goods generally may be lower.

WE DEPEND ON A FEW CUSTOMERS FOR A SIGNIFICANT PORTION OF
OUR NET SALES OF OIL COUNTRY TUBULAR GOODS AND A LOSS OF ONE
OR MORE SIGNIFICANT CUSTOMERS COULD AFFECT OUR ABILITY TO
SELL OUR PRODUCTS.

     In fiscal 2000, seven customers accounted for approximately 50% of total sales. The loss of any of these customers could have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT CAN EXERCISE SIGNIFICANT INFLUENCE OVER WHO IS
ELECTED TO THE BOARD OF DIRECTORS.

     Two of our seven directors are executive officers of NS Group. Executive officers and directors of NS Group, as a group, beneficially own 16.0% of the common stock of NS Group as of November 2000. As a result, they have sufficient voting power to influence the election of the board of directors and the policies of NS Group.

COMPLIANCE WITH AND CHANGES TO LAWS REGULATING THE OPERATION
OF OUR BUSINESS COULD ADVERSELY AFFECT OUR PERFORMANCE.

     Our business is subject to numerous local, state and federal laws and regulations concerning environmental and safety matters. We cannot assure you that future changes and compliance within these laws and regulations will not have a material effect on our operations.

OUR DEBT INSTRUMENTS CONTAIN RESTRICTIVE COVENANTS THAT MAY
PUT US AT A COMPETITIVE DISADVANTAGE WITH OUR COMPETITORS.

     The indenture under which our 13 1/2% Senior Secured
Notes due 2003 were issued contains restrictive covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends or distributions, make investments, create liens, engage in transactions with affiliates, engage in sale and leaseback transactions, dispose of assets, issue or sell stock of our subsidiaries and engage in mergers, consolidations and transfers of substantially all of our assets. These restrictions may place us at a competitive disadvantage in relation to our competitors.

THE USE OF OUR PRODUCTS BY OUR CUSTOMERS EXPOSES US TO
POTENTIAL PRODUCT LIABILITY CLAIMS.

     Certain losses may result or be alleged to result from defects in our products, thereby subjecting us to claims for damages. Drilling for oil and natural gas, in particular, involves a variety of risks. We warrant certain of our OCTG, line pipe and SBQ products to be free of certain defects. We maintain insurance coverage against potential product liability claims in amounts we believe to be adequate. However, we may incur product liability in excess of our insurance coverage or incur other uninsured costs, and we may not be able to maintain insurance with adequate coverage levels in the future.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND KENTUCKY LAW COULD
DELAY OR PREVENT A CHANGE IN CONTROL OF NS GROUP, EVEN IF
THAT CHANGE WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

     The existence of some provisions in our corporate documents and Kentucky law could delay or prevent a change in control of NS Group. Our articles of incorporation and bylaws contain provisions that may make acquiring control of NS Group difficult, including:

     * provisions limiting the right to call special meetings of our stockholders;
     * provisions regulating the ability of our shareholders to bring matters for action at annual meetings of our shareholders; and
     * the authorization to issue and set the terms of preferred stock.

In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in NS Group without advance approval of our board of directors.